Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hess Corporation and consolidated subsidiaries for the registration of an unlimited amount of Debt Securities, Warrants, Common Stock, Preferred Stock, Depositary Shares, Purchase Contracts and Units and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements and schedule of Hess Corporation, and the effectiveness of internal control over financial reporting of Hess Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

New York, New York

February 27, 2015